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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott-Ledgerwood & Co.
dba South Valley Wealth Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Main Street
(No. and Street)

Klamath Falls	OR	97601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alison Hulbert (541)882-5488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200	Portland	OR	97205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Ledgerwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elliott-Ledgerwood & Co. dba South Valley Wealth Management, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
BRIGET EILEEN PRYOR
NOTARY PUBLIC-OREGON
COMMISSION NO. 441545
MY COMMISSION EXPIRES AUG. 2, 2013

Signature

Vice President-Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

We have audited the accompanying statements of financial condition of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
February 24, 2010

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2009	December 31, 2008
ASSETS		
ASSETS		
Cash and cash equivalents	$ 170,174	$ 263,754
Commissions receivable		
Clearing brokers	28,019	18,981
Other receivables	29,761	15,914
Prepaid expenses	9,029	9,590
Equipment and vehicles, net	32,752	48,312
Deposit at clearing organization, restricted	50,000	50,000
Income tax receivable	49,904	10,720
TOTAL ASSETS	$ 369,639	$ 417,271
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 57,675	$ 59,363
Accrued payroll	43,779	33,435
Deferred tax liability	9,979	7,074
Total liabilities	111,433	99,872
COMMITMENTS (Note 4)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 10,000 shares authorized; 6,292 shares issued and outstanding	74,975	74,975
Retained earnings	183,231	242,424
Total stockholder's equity	258,206	317,399
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 369,639	$ 417,271

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2009	**2008**
INCOME		
Mutual fund commissions	$ 405,820	$ 563,303
Investment advisory fees	374,521	481,378
Securities commissions	326,434	345,369
Insurance and annuities commissions	215,089	196,573
Interest	144	4,278
Gain on sale of equipment	-	5,317
Other income	21,126	42,552
Total income	1,343,134	1,638,770
EXPENSES		
Employee compensation and benefits	1,064,595	1,280,856
Occupancy and equipment costs	122,648	124,196
Communications, dues, quotes, and subscriptions	105,690	120,899
Parent company commissions and service fees	50,251	61,976
Regulatory fees and expenses	7,728	8,618
Advertising and promotional costs	4,388	3,153
Other operating expenses	83,306	78,124
Total expenses	1,438,606	1,677,822
LOSS BEFORE BENEFIT FOR INCOME TAXES	(95,472)	(39,052)
BENEFIT FROM INCOME TAXES	(36,279)	(12,319)
NET LOSS	$ (59,193)	$ (26,733)

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2007	$ 74,975	$ 269,157	$ 344,132
Net loss	-	(26,733)	(26,733)
BALANCE, December 31, 2008	74,975	242,424	317,399
Net loss	-	(59,193)	(59,193)
BALANCE, December 31, 2009	$ 74,975	$ 183,231	$ 258,206

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2009	**2008**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (59,193)	$ (26,733)
Adjustments to reconcile net loss to net cash from operating activities		
Gain on sale of equipment	-	(5,317)
Depreciation expense	20,192	22,907
Deferred income taxes	2,905	(5,163)
Forgiveness of note receivable – employee	-	26,667
Change in cash due to changes in certain assets and liabilities		
Commissions receivable – clearing brokers	(9,038)	12,856
Commissions receivable – other	(13,847)	(1,380)
Prepaid expenses	561	1,044
Income taxes receivable	(39,184)	(7,156)
Accounts payable	(1,688)	(9,081)
Accrued payroll	10,344	(20,910)
Net cash from operating activities	(88,948)	(12,266)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(4,632)	(31,261)
Proceeds on disposal of vehicle	-	8,500
Net cash from investing activities	(4,632)	(22,761)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(93,580)	(35,027)
CASH AND CASH EQUIVALENTS, beginning of year	263,754	298,781
CASH AND CASH EQUIVALENTS, end of year	$ 170,174	$ 263,754

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Elliott-Ledgerwood & Company ("Elliott-Ledgerwood" or "the Company"), which began doing business as South Valley Wealth Management in 2006, is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company provides brokerage and investment advisory services within southern Oregon and northern California and operates as a wholly-owned subsidiary of South Valley Bancorp, Inc. (Parent). The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), the successor organization of the National Association of Securities and Exchange Dealers (NASD).

Basis of presentation and revenue recognition – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on the settlement-date basis. Investment advisory fees are recorded monthly when earned. All other transactions are recorded on the accrual basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents – For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

Commissions receivable – Commissions receivable are recorded net of clearing expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

Marketable securities – The Company held no marketable securities at December 31, 2009 and 2008, respectively.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Equipment and vehicles – The Company leases a building from a partnership that is partially owned by the president of the Company. New acquisitions of equipment and vehicles are recorded at cost when acquired by the Company. Depreciation is provided using the straight-line method over estimated useful lives, ranging from three to five years. Depreciation expense for 2009 and 2008 was $20,192 and $22,907, respectively. Maintenance and repair costs are charged to operations when incurred.

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. This amount is included on the balance sheet as "deposit at clearing organization, restricted." The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Commissions – Commissions and related clearing expenses are recorded on a settlement-date basis after securities transactions have occurred. The Company has determined that the difference between settlement date and trade-date accounting for commissions is immaterial.

Advertising – Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $4,388 and $3,153 for 2009 and 2008, respectively.

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

The Company adopted the provisions of FASB Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions on January 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax position only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in "operating expenses."

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

As of the January 1, 2009 date of adoption and as of December 31, 2009, the Company had no unrecognized tax benefits. The Company does not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. There were no interest and penalties related to income taxes accrued for the years ended December 31, 2009. The Company files consolidated U.S. federal and Oregon income tax returns with its Parent company, which are subject to examination by the taxing authorities for years 2006 and later.

Concentration of credit risk – The Company occasionally carries balances on deposit at South Valley Bank & Trust, a wholly-owned subsidiary of the Parent company, which are in excess of the amount insured by the FDIC.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. Management has evaluated events and transactions for potential recognition or disclosure through February 24, 2010, the date the financial statements were issued.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $137,306, which was $87,306 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .81 to 1 at December 31, 2009. At December 31, 2008, the Company had net capital of $240,517, which was $190,517 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .42 to 1 at December 31, 2008.

NOTE 3 – EQUIPMENT AND VEHICLES

Equipment and vehicles consisted of the following as of December 31:

	2009	2008
Equipment	$ 84,905	$ 80,273
Vehicles	26,171	26,171
	111,076	106,444
Accumulated depreciation	(78,324)	(58,132)
	$ 32,752	$ 48,312

NOTE 4 – COMMITMENTS

The Company has entered into noncancellable leases for office space and equipment for its operating locations in Klamath Falls, Medford, and Bend, Oregon. The Company leases the Klamath Falls, Oregon office space and equipment from a partnership partially owned by the president of the Company. The lease was renewed in July 2009 for a one-year period. The Company leases office space in Bend and Medford, Oregon from South Valley Bank & Trust. These leases expire in May 2011.

Future minimum lease payments under noncancellable operating leases are as follows:

Year ending December 31,	2010	$ 48,238
	2011	7,655
		$ 55,893

Total lease expense associated with the office space and equipment leases and paid to related parties was $78,243 and $77,331 in 2009 and 2008, respectively.

NOTE 5 – RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives services among related parties. Services provided to related parties primarily involve the Trust Department of South Valley Bank & Trust. Commission revenue earned by the Company from this affiliate for the years ended December 31, 2009 and 2008, was $100,261 and $112,328, respectively, and commission receivable amounts due as of December 31, 2009 and 2008, were $9,459 and $8,234, respectively. Commission expense paid by the Company to this affiliate for the years ended December 31, 2009 and 2008, was $24,919 and $38,540, respectively, and commission payable amounts due to the affiliate as of December 31, 2009 and 2008, were $3,111 and $2,786, respectively.

The Company shares certain management and administrative expenses with South Valley Bancorp. The expenses are paid based on the number of service hours provided. Total management and administrative expenses paid by the Company to the Parent for the years ended December 31, 2009 and 2008 were $25,332 and $23,436, respectively.

NOTE 6 – NOTE RECEIVABLE – EMPLOYEE

During 2005, the Company entered into an employment agreement with a newly hired employee of the Bend office. The employment agreement provided for a forgivable note with an original value of $80,000. The note had a due date of three years, and was forgiven ratably on each anniversary of continuous employment with the Company, ending on the third anniversary of employment. If employment of the employee had ceased before the due date of the related note, the remaining principal and accrued interest owing became payable to the Company in full, except under certain predetermined circumstances. For the year ended December 31, 2008, the Company forgave $26,667 of the note receivable, and recognized that amount as employee compensation and benefit expense in the statement of income. During 2008, the employee completed the service requirement of the note.

NOTE 7 – EMPLOYEE STOCK OWNERSHIP PLAN

The Parent has established an employee stock ownership plan (ESOP) for the benefit of employees of the Parent as well as the Company. The ESOP allows participation by all permanent employees over the age of 18 who have also met minimum service requirements. Employer contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of the Parent's common stock. Employees are permitted to contribute up to 100% of eligible compensation, subject to statutory limitations. Employee contributions vest in the ESOP immediately, while Company contributions to a discretionary account vest after three years and Company contributions to a basic contribution account vest immediately. For the years ending December 31, 2009 and 2008, the Company contributed $46,181 and $57,392, respectively, to the ESOP.

NOTE 8 – BENEFIT FROM INCOME TAXES

The benefit from income taxes consists of the following:

	2009	2008
Current expense		
Federal	$ (32,966)	$ (5,036)
State	(6,218)	(2,120)
	(39,184)	(7,156)
Deferred expense		
Federal	2,405	(4,275)
State	500	(888)
	2,905	(5,163)
Benefit from income taxes	$ (36,279)	$ (12,319)

The Company's deferred tax liability of $9,979 and $7,074 at December 31, 2009 and 2008, respectively, relates to temporary differences between book and tax depreciation and the timing of deductions related to prepaid expenses.

A reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows:

	2009	2008
Federal income tax expense at statutory rate	$ (32,461)	$ (13,278)
State income tax expense, net of federal income tax benefit	(6,431)	(2,765)
Other	2,613	3,724
Income tax benefit	$ (36,279)	$ (12,319)

SUPPLEMENTAL INFORMATION

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2009	December 31, 2008
COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statements of financial condition	$ 258,206	$ 317,399
Deduct nonallowable assets		
Commissions receivable, related party	(9,459)	(8,234)
Note receivable	-	-
Prepaid expenses	(9,029)	(9,590)
Equipment and vehicles, net	(32,752)	(48,312)
Other receivables and deposits	(69,660)	(10,746)
	(120,900)	(76,882)
Net capital	$ 137,306	$ 240,517
AGGREGATE INDEBTEDNESS		
Total items included in statements of financial condition	$ 111,433	$ 99,872
Total aggregate indebtedness	$ 111,433	$ 99,872
COMPUTATION OF NET CAPITAL REQUIREMENT		
Net capital requirement based on ratio of aggregated indebtedness $111,433 x 6.67% $99,872 x 6.67%	$ 7,433	$ 6,661
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
EXCESS NET CAPITAL AT 1500%	$ 87,306	$ 190,517
EXCESS NET CAPITAL AT 1000%	$ 126,163	$ 230,530
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.81 to 1	0.42 to 1

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2009, computed by Elliott-Ledgerwood & Company, d.b.a. South Valley Wealth Management, in its Form X-17A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III –INFORMATION RELATING TO POSSESSION OR REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

In planning and performing our audit of the financial statements and supplemental schedules of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 –
(continued)

Management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 –
(continued)

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 24, 2010

ELLIOTT-LEDGERWOOD & COMPANY d.b.a. SOUTH VALLEY WEALTH MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS (with supplemental information)

DECEMBER 31, 2009 AND 2008